

January 19, 2011

Mr. John S. Lin
Chief Operating Officer, A-Power Energy Generation Systems, LTD
No 44 Jigxing North Street
Tiexi District
Shenyang, Liaoning, China 110021

Re: **A-Power Energy Generation Systems, LTD.**
            Form 20-F for the year ended December 31, 2008
            File No. 1-33820

Dear Mr. Lin:

We have reviewed your response to our comment letter dated December 17, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2009

Critical Accounting Policies, page 59
Revenue Recognition, page 59

1. We note your response to our prior comment two. With a view towards future disclosure, please address the following items:
   - Tell us why you believe it is appropriate to use your best estimate of selling price to value the manufacturing unit of your wind turbines and what consideration you gave to using third-party evidence.
   - Tell us if and how you considered factors other than your manufacturing costs and profit margin in determining your best estimate of selling price. Examples include, but are not limited to, customer demand, the effect of competitors and other market constraints.
   - Please tell us the status of the installation of the wind turbines you sold in fiscal 2009 and 2010, including what amounts have been billed, collected and

recognized as revenue. Based on your disclosure in your 6-K filed on December 1, 2010, it appears that your wind power revenues may relate to the sale of additional turbines and not to installation services.

Consolidated Statements of Cash Flows, page F-7

2. We note your response to our prior comment five. Please clarify if your restricted cash was required under the terms of your bank loan or the terms of your foreign currency forward contracts. In addition, please provide us with a specific and comprehensive discussion regarding how you determined the restricted cash had no financing element at inception. Reference ASC 230-10-45-27 and ASC 815-10-45-11 through 45-12.

You may contact Mindy Hooker at (202) 551-3732 or Tricia Armelin at (202) 551-3747 or me at (202) 551-3768 with any questions.

Sincerely,

John Cash
Branch Chief